FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 May 2009

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held today, the
Group Chairman, Stephen Green,
 said:

"When we met last year, the world's financial markets were already in turmoil, and it was clear there would be more turbulence ahead. But few, if any, foresaw the near collapse of the financial system or the scale of government intervention that would be required to prevent complete financial meltdown. Nor did anyone foresee the speed at which the turmoil would spill over into the real economy, tipping the world into the worst economic downturn since the 1930s.

"Many factors contributed to the crisis. The global financial imbalances between the world's debtor nations, especially the
US
, and its creditor nations, primarily Asian countries, were inherently unstable. The resulting over-supply of cheap credit encouraged ever higher levels of indebtedness and helped fuel housing booms. Many parts of our industry failed, and in doing so, failed society. The blow-up has been very painful and has led to an unprecedented breakdown in trust in our industry, trust that will take a long time to rebuild.

"HSBC has not been unaffected by the crisis. Our consumer finance business in the
US
 has been the most obvious casualty. We've taken the difficult decision to put most of the business into run-off and we will ensure that it meets all its obligations in the manner you would expect of HSBC.

"Overall, I am pleased to say that your company has withstood the storm far better than most. This is due in large part to our trademarks of financial strength and conservative positioning. We were one of the most profitable banks in the world in 2008, albeit at a lower level than 2007.

"Our TSR for 2008 was 84.5, a result that places us fourth in a ranking of our 28 comparator banks, but which was disappointing in absolute terms.

"We were also disappointed to cut the dividend for 2008, by 15 per cent in sterling terms. This was not a decision we took lightly, but I hope shareholders will understand the caution and prudence that motivated our decision.

"Nevertheless, the dividends paid in respect of 2008 still totalled 4.6 billion pounds, the second highest of any bank in the world, and the third highest payment in the FTSE100.

"Our intention is to continue to pay quarterly interim dividends, with a pattern of three equal interim dividends, of 8 US cents per Ordinary share for 2009, and a variable fourth interim dividend. We will continue to aim to pay progressive dividends in line with the long-term growth of the business.

"We could not have steered through the crisis as well as we have were it not for the experience, dedication and integrity of my 300,000 plus colleagues throughout the world. They have risen to the challenge of providing sustained, quality services throughout this difficult period. I would like to thank them on your behalf. It is easy to treat such remarks as perfunctory. I can assure you they are not. It is a privilege to serve with such an enormously dedicated group of people.

"And I personally would like to thank the Board who have performed their duties in overseeing the business in testing times with exemplary professionalism. Since our last meeting here, the Board was further strengthened with the appointment of Marvin Cheung, Rachel Lomax and John Thornton, who bring a wealth of international business and financial experience to your Board.

"Over the past 12 months, many competitors have received significant government capital injections or raised capital from shareholder or other investors. Higher regulatory capital requirements as well as changing market sentiment also raised expectations regarding capital levels.

"Our desire to maintain our distinctive financial strength was the driving force behind our decision to further improve our capital ratios through a Rights Issue.

"We strongly believe in the value to shareholders of an independent business, so there was no question of seeking an alternative source of capital - whether from government or other strategic investors.

"We were also determined to respect our existing shareholders' pre-emption rights to acquire new shares. That decision was fully vindicated by the unusually high take up of the new shares of 97 per cent - and by the way in which the remaining shares were taken up so enthusiastically by the market.

"We were humbled by your support for HSBC, and I would like to take this opportunity to thank you for the confidence you have shown in HSBC. I promise you we will work hard to use the additional capital as prudently and efficiently as we can.

"We are of course fully cognisant of the fact that you, our shareholders, have entrusted us with extra capital and of the additional responsibilities and accountabilities this brings to the Board. Recognising this, all of your Directors will stand for re-election at this meeting.

"At the General Meeting in March, I promised to update shareholders on the cost of the Rights Issue. Now that that the Issue is complete, I can tell you that the fees paid externally to banks and underwriters involved in the issue totalled £386 million, or three per cent of the capital raised. This is in line with the usual fees for a transaction of this type.

"As the world moves beyond the financial turmoil, it is clear that a reshaping of the industry is ahead. Inevitably, there will be new and more stringent regulation as policymakers seek to contain future excesses. The shape of this financial framework is still emerging, but it seems likely that the new model of banking will be consistent with HSBC's own model. By which I mean, that there will be a strong focus on financial strength, both in terms of capital and liquidity.

"Leverage ratios will be more conservative than in the past. There will be less complex and structured risk. And banks will be incentivised to focus on establishing a long-term, sustainable, and ethical approach to business.

"We welcome this because these are principles which we have always held dear.

"Compensation approaches will also have to change and indeed are changing. As this has been the subject of intense interest, I would like to outline to you HSBC's philosophy on compensation.

"We believe that compensation structures serve to reinforce the culture and operating ethos of a company and we must be ready to account for our policies in this important area.

"Compensation must be fair, transparent, performance-related and aligned to the long-term interests of our shareholders. We also recognise that we operate in an international market, and we must be able to attract and retain talented executives.

"So the structure of compensation must deliver this. It must encourage behaviour that promotes sustainable growth over the long-term and discourages short-termism and excessive risk-taking. Our objective, in short, is sensible, market-based, compensation.

"Reconciling all the factors involved in getting this right can be a difficult balancing act but it is one of our fundamental corporate responsibilities and will be a key determinant of long-term success.

"Ladies and gentlemen, although much will, and needs to, change as a result of the crisis, other trends will be unaffected.

"Primary among them is the shift in the world's economic centre of gravity from West to East. Although no region is immune to the crisis, the fast-growing economies in
Asia
 and other emerging markets remain relatively robust and well-placed.

"We continue to prioritise investment in these markets; indeed, only this morning we completed the acquisition of Bank Ekonomi, doubling our presence in
Indonesia
.

"Undoubtedly, however, globalisation has suffered a setback and the temptations and risks of protectionism are more pronounced than usual. They must be resisted at all costs.

"We have also seen many lending institutions retreat into home markets in this downturn - for understandable reasons - but we need to be very careful that the result is not a form of back-door protectionism.

"We firmly believe that economies and societies need large, broad-based banks with international connections. Customers will increasingly want international services and knowledge.

"Very few banks can offer this credibly.

"That is why, even in these difficult times, we believe our strategy, built around a broad-based banking proposition, with an emerging markets focus and strong international connectivity, is the right one for our times, and indeed for the next generation.

"I believe there is no better base for a business like ours than
London
, and it is surely in
Britain
's interest that
London
 should remain a hospitable environment for financial services.

"If
London
 learns the lessons of this crisis - which have been clearly outlined by our regulator in the Turner Review, whose principles we strongly support -
London
's financial sector will emerge strengthened from this crisis, with stronger participants and governance.

"If it does so, the City should retain its role as a leading international financial centre, to the long-term benefit of the
UK
 economy.

"We want the Group to continue to contribute positively to the economies we serve. Today, we are publishing our annual Sustainability Report, which highlights our desire to maximise the value of our contribution in four broad areas.

"The first is of course to earn as good a return as sustainably possible on the capital entrusted to the company by you our shareholders. But in order to earn the best returns over the long-term, we need to nurture our customer relationships. And to do all this, we need to engage our colleagues.

"And in these times, both our customers and our colleagues want us to demonstrate a wider commitment to the community and the environment within which we live and work.

"We do this by investing in education and environment projects around the world that we believe will benefit future generations. Our flagship global education programme is Future First, which has the goal of helping one million street children to gain a better start in life. In the last two years, we have helped 133,000 children through our support for 141 projects across 39 different countries. And this is just the beginning.

"Our principal environmental programme is the HSBC Climate Partnership, launched in 2007, with some of the world's leading environmental charities.

"Climate change remains, arguably, the greatest challenge humanity faces. Among other things, our partner WWF has helped join together 33 nature reserves along
China
's
Yangtze River
, to protect 14,000 square kilometres of wetland.

"Overall, in 2008, the Group gave over 100 million US dollars to support the communities we serve around the world. This is an important contribution, but the time given by my colleagues to support those communities - over 400,000 hours in 2008 - is just as important, and just as impressive.

"For us, sustainability is not an optional extra: it is fundamental to our long-term success as a business, and it is therefore a central responsibility for us.

"If you would like more information about our approach, then please do take the opportunity to talk to my colleagues on the Sustainability stand after the meeting, and to take a copy of our latest Sustainability Report.

"Turning to the macro-economic environment, the future remains highly uncertain, with signals from the global economy very mixed.

"Economic activity remains very depressed in spite of historically low global interest rates.

"However,
US
 consumer spending has held up better than expected and there is some evidence that business sentiment has improved in recent weeks.

"Asia has proved resilient,
China
 and
India
 in particular.

"So there are some encouraging signs, but the world is by no means out of the woods.

"HSBC will continue to seek opportunities to extend its competitive advantage during this period of readjustment. Our financial strength and our global capabilities are enhancing our competitiveness and our ability to support our customers when so many institutions are constrained or focused domestically. We remain confident that HSBC is appropriately positioned for these difficult times."

Michael Geoghegan, Group Chief Executive of HSBC Holdings plc,
said:

"This year's annual review and annual report were titled "strength, diversity and resilience". These are three words, which we think sum up both the character of HSBC, and our performance, during the turmoil of 2008.

"It was an exceptionally challenging year for the banking industry, and the importance of our trademark diversification, financial strength, and self-funding were evident in the resilient results that we reported for 2008, with pre-tax profits of over 9 billion US dollars.

"You will have read about these in our Annual Report and so today I would like to focus on how we have started 2009, and how we see the rest of the year.

"It's clear that our strength, our diversity and our resilience will be just as important to us in 2009, as economies, around the world, experience further sharp downturns. So what do these three qualities really mean?

"First, let's look at strength. The first and most important strength for a bank is financial. And by financial strength, let me be clear, we mean not only capital but also liquidity. Maintaining both strong capital ratios and a liquid balance sheet have been cornerstones of HSBC's operating strategy since 1865.

"One of the earliest golden rules I was taught at HSBC was that you raise deposits first, and only then do you lend.

"36 years on we are maintaining, during this downturn, one of the most conservative advances to deposits ratios within the industry, currently 82 per cent.

"This financial strength has been a protection in the financial and economic turmoil of the last year. It has also been an opportunity - we have been able to remain open for business in all our markets, even as other banks were withdrawing.

"For example, in
Hong Kong
, we significantly increased our balance sheet and market share in many areas.

"Here in the
UK
, we are able to support homebuyers, with attractive products and leading market rates.

"We have maintained, and will continue to maintain, a liquid balance sheet. However, it is worth noting that with interest rates at historic lows, the cost of maintaining this liquidity is high, and the economics of running a major retail network do not stack up when deposit margins have all but vanished. But with your indulgence, we believe, this prudent stance is the right approach.

"Obviously, financial strength is vitally important. So is the strength of the management team, and we have one of the strongest teams in financial services.

"Many of us have seen crises before in our careers. In the Middle East, in the 70s; in the
US
, in the 80s; in Latin America and
Asia
, in the 90s; and now globally, in the new millennium. That experience is invaluable as we confront another economic crisis.

"And we are career HSBC bankers. And that means that our experience is not lost, as the industry comes under pressure. We hand the baton on from one generation to another, ensuring the lessons are not forgotten, protecting the culture and the values that make this organisation so strong.

"Moving on to diversity. This is about, first and foremost, the broad spread of businesses we have across the world. No single market accounts for more than a quarter of our revenues. It is also about the spread of revenues that we have coming from different types of customers - be they personal, commercial, corporate or institutional.

"This diversity - both by geography and by customer type - also ensures we spread our risk more broadly. This has been something that, in the past, has been questioned.

"But this has proved to be the more prudent approach in the turbulent times that our industry is now facing.

"Both our strength and our diversity combine to create our third characteristic - resilience.

"Two weeks ago we updated the market on our first quarter results, which were encouraging. Let me take a moment to run briefly through those results.

"Revenues recovered strongly from the fourth quarter of 2008. Our results were boosted by record quarterly results in our Global Banking and Markets business, and strong revenue trends continued in April and May.

"Our Commercial banking business was profitable, in all regions, despite lower deposit spreads and higher loan impairment charges.

"Both these issues also impacted our Personal Financial Services business. However, outside the
USA
, PFS remained profitable overall.

"Turning to the
USA
, in March we announced that we would split HSBC Finance into core and non-core businesses. The non-core businesses, which include mortgage services, consumer finance and vehicle finance, are being run off, and the network serving these businesses has now been closed.

"At the end of the first quarter of 2009, the legacy portfolio had fallen below 100 billion US dollars, for the first time, and the run-off books are performing slightly better than we projected.

"The remaining active business is Cards. This broke even, in the first quarter of the year, in what were very adverse conditions and we continue to monitor the trends carefully.

"This business clearly faces financial headwinds, in these difficult economic times, as well as regulatory pressures.

"If these become too strong, and we are not able to leverage this business more fully on a Group basis, we may have to rethink it. But in the meantime, we believe that unless there is further significant deterioration, the assets in this business can ride out the storm.

"Before I move on I would like to stress, again, the importance we place on HSBC Finance continuing to meet its funding commitments.

"There have been suggestions that we should simply walk away from our obligations and that by doing so we would protect, shareholders from certain costs. This suggestion, in my opinion, is irresponsible, I might even say dangerous, and is certainly not in shareholders' long-term interests.

"We are a global bank, and people put their trust, and confidence, in our brand - whether they are depositors, regulators, bondholders or other creditors. All this would be put at risk, not to mention our integrity. We pay our debts - full stop.

"Turning to the outlook. The rest of 2009 and probably much of 2010 will be challenging.

"As the Group Chairman has said, there are signs of stabilisation, in financial markets, and signs that risk appetite is returning.

"But, the global economic downturn will create challenges, for all banks, as loan impairment charges rise.

"We positioned ourselves for the downturn early in many of our markets, including the
UK
, and this should help us avoid the worst of the excesses. But, as banks are fundamentally a reflection, of the economies they serve, we will share that pain.

"Strength, diversity and resilience are the characteristics of HSBC, and they have stood us in good stead.

"Many large banks failed to make a profit in 2008. Many banks were unable to pay a dividend. And some banks lost their independence.

"We did not fall into any of these categories.

"And while many of the criticisms of the way some banks have behaved have been justified, it is also true that not all banks should be judged the same. It is time to recognise the importance of successful, independent banks, within successful economies.

"It has always been HSBC's way to be there for our customers, and this will continue - be it to advise them, to extend credit to them where affordable, and to support them - in the good times and in the more difficult times."

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 22 May 2009